FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 16, 2005	KERZNER INTERNATIONAL LIMITED
		By:	/s/Richard M. Levine
		Name:	Richard M. Levine
		Title:	Executive Vice President
General Counsel

EXHIBIT LIST

Exhibit	Description

99(1)	NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES To Be Held on July 19, 2005 and PROXY STATEMENT Mailed June 17, 2005